

April 21, 2015

<u>Via E-mail</u>
Jeanne M. Hillman
Chief Accounting Officer
Weyerhaeuser Company
Federal Way, WA 98063

> **Re: Weyerhaeuser Company**
> **Form 10-K**
> **Filed February 13, 2015**
> **File No. 001-04825**

Dear Ms. Hillman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 33</u>

1.   We note your use of adjusted EBITDA in your earnings release. Please tell us if you consider this measure to be a key performance indicator. To the extent this measure is considered to be a key performance measure, in future filings please include the measure as well as the required disclosure in accordance with Item 10(e) of Regulation S-K within your Management's Discussion and Analysis. Please include an example of any future disclosure in your response.

<u>Economic and Market Conditions Affecting Our Operations, page 33</u>

2.   We note your disclosure regarding the impact of the U.S. housing market, demand in China and Japan and the strength of the U.S. dollar on your operations in 2014. In future filings please expand your disclosure to describe how management expects such economic and market conditions will effect continuing operations in the next year or advise. Refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel